White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 28, 2006

The past year was an exciting transition year for White Knight; one in which the exploration emphasis shifted from land acquisition and geological, geochemical, and geophysical surveys to drill-testing of exploration targets. Eight projects were drilled; four by the Company and four by our joint venture partners. The 2005 exploration campaign resulted in the identification of multiple “hot spots” – regions of particularly enriched gold mineralization – within the Company’s extensive Nevada land portfolio. Some highlights of the 2005 drilling include:

  Expansion of the shallow upper-plate gold mineralization at Slaven Canyon;
  Extension of the feeder structures at the Gold Pick deposit well beyond the known resource limits with intercepts of 25 ft @ 0.143 opt Au, 25 ft @ 0.083 opt Au;
  Discovery of a new gold zone in the Roberts Mountains Formation at Indian Ranch with 30 ft @ 0.046 opt Au within 335 ft of low-grade mineralization; and
  Expansion of the gold-mineralized area at New Pass (including 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au.

These “hot spots” will be the focus of the 2006 drill season.

For the purposes of this release the projects will be reviewed under two categories: 100% White Knight-funded projects and joint venture projects.

The Company currently has 18 exploration properties in north central Nevada. Five are joint ventures subject to earn-in agreements with the remainder 100% held by the Company.

Projects 100% Owned by White Knight

Slaven Canyon Property

Located 12 miles north of the Pipeline deposits, this project was drilled with two exploration objectives: 1) to establish the existence of, and depth to, lower-plate limestone host rocks, and 2) to establish a better understanding of the structural controls for the upper-plate hosted mineralization.

Drill hole SL21, drilled to a final depth of 2583 ft, encountered several thrust fault sequences. Deep in the hole, a 100 ft-thick, highly sheared micritic limestone was encountered, which was interpreted to be a piece of lower-plate, based on lithology. Diamond drill hole SL25 was completed 3 months later and reached a total depth of 3088 ft. This hole was drilled through the known upper-plate resource and confirmed the grade and disseminated nature of gold mineralization, intersecting 50 ft @ 0.092 opt Au including 5 ft @ 0.380 opt Au. The hole also drilled the same thrusted and repeated sequences observed in DDH SL21. However, the hole, which included some limestone interbeds similar to the limestone drilled in Hole 21, remained in upper-plate rocks to the total depth drilled. Entire exploration results will be posted on the Company’s website. The shallow drilling at Slaven (less than 1000 ft) established strong exploration potential for a structurally controlled deposit of significant size in upper-plate host rocks, principally in quartzites which have yielded strong gold values both in drill holes and in surface samples (e.g. 25 ft @ 0.122 opt Au in a roadcut). As a result of this work, the Company intends to follow up its 2005 exploration effort with a major drill campaign to begin as soon as weather and access allow.

McClusky Pass Property

One diamond drill hole was completed to a depth of 1191 ft on the northern portion of the McClusky project. A reverse-circulation hole was attempted, but was lost at 775 ft, about 200 ft short of the target. The holes were drilled approximately 1000 ft apart to test a geophysically interpreted uplifted block. Anomalous gold and pathfinder elements, as well as intrusive dykes and strong dolomitization, were encountered in the southern most reverse-circulation drill hole. Assays are pending for the core hole. Both holes encountered chert and siltstones with minor limestone interbeds which are interpreted to be part of the upper-plate. The depth to lower-plate on the project is not known at this time. Additional work will be performed on the project in 2006 to generate new drill targets.

Gold Pick Property

A total of 18 reverse-circulation holes (11,700 ft) were drilled at the Gold Pick project in 2005. The results of the exploration campaign demonstrated grade continuity in extensions of both the southwest feeder structure (30 ft @ 0.062 opt Au, 25 ft @ 0.083 opt Au) and the northwest feeder structure (25 ft @ 0.143 opt Au with 10 ft @ 0.226 opt Au), indicating the potential to significantly increase the dimensions of the gold deposit. In addition, the successful extension of the feeder zones away from the pit area into un-drilled terrain opens up the potential for discovery of a new gold deposit.

Geologic mapping in the Roberts Mountains District in 2005 led to a recognition of local karsting within the lower-plate host rocks in the area. The karsting presents strong exploration targets as a number of Carlin type deposits in the Carlin trend are related to solution collapse (karst) features. Further work will be required to establish the geologic timing of this karsting and its relevance to gold deposition. The drill program at Gold Pick was encouraging and a major follow-up program will be performed in 2006. A 43-101 technical report, including a 43-101-compliant resource calculation, is currently being prepared for the Company.

Cottonwood Property

This project covers a major window bounding fault (Wall fault) which places upper-plate rocks in direct contact with lower-plate Devonian limestones. The geologic similarities between the Wall fault and the major ore forming Post fault in the Carlin Trend are striking. A large Carlin type pathfinder anomaly in excess of 4 miles exists along the Wall fault. Two vertically stacked lower-plate stratigraphic horizons present at Cottonwood represent strong exploration targets. In 2005, five shallow holes were completed on the project at the southern end of the target area where a hole drilled by Barrick Gold in the late 1990’s was reported to have significant gold in favourable host rocks. Follow-up drill holes around the Barrick hole failed to intersect significant gold mineralization in this area. The planned 2006 drill campaign will focus along the Wall fault north of the 2005 drilling, in the Pot Canyon and French Trail deposit areas where significant gold mineralization has been drilled and remains open for expansion, and at the Gold Ledge prospect along the faulted gold-mineralized anticline east of the Wall fault.

Joint-ventured Properties

Indian Ranch Property

The Indian Ranch property is 75% owned by White Knight and 25% owned by Chapleau Resources Ltd. Placer Dome U.S. Inc. currently holds the right to earn a 60% interest in the project. In 2005, Placer undertook a 5000-ft drill campaign to meet minimum work requirements. Extremely significant gold results were discovered in drill hole PIR 05-10 where an interval of 30 ft @ 0.046 opt Au within a thick low-grade gold envelope (335 ft @ 0.009 opt Au) was intersected within the upper portion of the Roberts Mountains Formation. The geologic setting of this new mineralization at Indian Ranch is geologically very similar to many of the large Carlin-type gold deposits in both the Carlin and Cortez Trends in north-central Nevada. As a result of this drill hole, Placer Dome expanded the drilling program to 8 holes (18,000 ft) and continued drilling through January 2006, when weather conditions prevented further work. The Company is awaiting receipt of drill results on holes subsequent to drill hole PIR 05-10.

New Pass Property

New Pass is 100% owned by White Knight with Bonaventure Enterprises Inc. having an option to earn up to a 60% interest in the project. During 2005, Bonaventure completed 28 drill holes totaling 9140 ft of drilling. The results from this campaign, which include 75 ft @ 0.057 opt Au with 10 ft @ 0.307 opt Au and 30 ft @ 0.095 opt Au, confirm the exploration potential for the project. Management is very pleased with both the grade and continuity of gold mineralization. The planned 2006 drill effort will involve further step out as well as infill drilling of the 2005 program. Bonaventure is currently compiling all the relevant geologic information with a view to releasing a 43-101 compliant resource figure in the near future.

Celt Property

The Celt project is 100% owned by White Knight, with Teck Cominco American Incorporated having an option to earn a 60% interest in the project. A 2005 RC drilling program performed by Teck Cominco tested a geophysical/geological series of targets in the central portion of the property. Lower-plate carbonate host rocks were encountered at relatively shallow depths under a veneer of upper-plate siliclastics in 5 of 8 holes drilled. Although lower-plate was encountered, only minor anomalous gold was detected. It is now believed that the several kilometre-long gold soil/rock anomaly located along the west Roberts Mountain rangefront may be related to a gold system located to the west of this drilling. Teck Cominco has completed the necessary obligation to maintain the option agreement and intends to continue exploration on the project in 2006.

Fye Canyon Property

Fye Canyon is 100% owned by White Knight and Teck Cominco American Incorporated has a right to earn a 60% interest in the project. During 2005, Teck Cominco performed a gradient-array and dipole-dipole IP geophysical surveys and collected additional gravity data to augment the data generated by White Knight’s geophysical work. Upon completion of the survey, Teck Cominco drilled four RC holes to test certain structural and lithological targets generated by the geophysical program. Elevated gold geochemistry (>20 ppb, up to 56 ppb) was encountered in hole F04-04. Teck Cominco has paid the annual option payment to White Knight and is planning to further explore the project in 2006.

Summary

The 2005 exploration season has been very pivotal in identifying and prioritizing the gold systems on the Company’s land that have the best potential to develop into major gold deposits. In order to effectively explore a land package as vast as White Knight’s, it is important to methodically generate and test targets. With a treasury of over CAD$14 million and several active joint ventures, management believes it will be able to effectively explore its property portfolio and maximize the probability of exploration success. 2006 promises to be a very busy year for the Company with significantly more drilling conducted than in 2005. Budgets and exploration plans are currently being determined and will be reported in the near future.

Webcast

Gordon Leask, a director of the Company, will hold a conference call / webcast at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Wednesday March 1, 2006 to allow shareholders the opportunity to hear management discuss the shareholder report. The call is being webcast by Vcall and can be accessed at http://www.vcall.com/IC/CEPage.asp?ID=101946. Investors can also access the webcast at www.InvestorCalendar.com. Toll Free: 1-877-407-0782 or International: 201-689-8567.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.